BB 3/28

06005491

SECU[illegible] [illegible]SION

[illegible]ington, D.C. 20549

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AB 3/30

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER: 8- 066608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lightstone Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO:

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

460 Park Avenue, 13th Floor

(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph DePietto 516-625-9200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePietto Blum CPAs P.C.

(Name – *if individual, state last, first, middle name*)

175 East I.U. Willets Road (Address) Albertson (City) NY (State) 11507 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 0 9 2006 THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 1 2006 WASH. DC 160 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Devereaux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lightstone Securities LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GEORGE GOLDMAN
Notary Public, State of New York
No. 4929400
Qualified in Suffolk County
Commission Expires May 2, 2006

Notary Public

Signature

President/CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIGHTSTONE SECURITIES, LLC

Financial Statements

December 31, 2005

LIGHTSTONE SECURITIES, LLC

Table of Contents

December 31, 2005

CPA
The CPA. Never Underestimate The Value®

DePIETTO, BLUM & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF AICPA & NYSSCPA

516-625-9200 • FAX 516-625-1379

LONG ISLAND OFFICE
175 EAST I.U. WILLETS RD. - SUITE #1
ALBERTSON, NY 11507

WESTCHESTER OFFICE
34 SO. BROADWAY - 6TH FLOOR
WHITE PLAINS, NY 10601

INDEPENDENT AUDITORS' REPORT

To the Members of
Lightstone Securities, LLC
460 Park Avenue , Floor 13
New York, NY 10022

We have audited the accompanying statement of financial condition of Lightstone Securities, LLC as of December 31, 2005 and the related statements of income, changes in equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lightstone Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DePietto, Blum & Co., CPA, P.C.
DePietto Blum & Co. PC.

February 28, 2006

LIGHTSTONE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Current Assets		
Cash	$ 261,022	
Due from affiliate	11,000	
Total Current Assets		272,022
Property, Plant & Equipment (net of accumulated (depreciation of $17,275)		90,110
TOTAL ASSETS		**$ 362,132**

LIABILITIES AND EQUITY

Current Liabilities		
Accounts payable	$ 7,500	
Loan payable	11,323	
Total Current Liabilities		18,823
Equity (Deficit)		
Capital	343,309	
Total Equity (Deficit)		343,309
TOTAL LIABILITIES AND EQUITY		**$ 362,132**

See Accountants' Audit Report and Notes to Financial Statements.

LIGHTSTONE SECURITIES, LLC

STATEMENT OF INCOME

For the Period Ended December 31, 2005

Revenues:		
Commissions		$ 106,447
Interest income		167
Total Revenues		106,614
Expenses:		
Accounting fees	7,500	
ADP fees	3,225	
Bank service charges	3,064	
Commissions	131,964	
Computer expense	5,055	
Consulting expense	103,581	
Dues & Subscriptions	3,526	
Depreciation expense	17,275	
Insurance	49,753	
Interest expense	11,280	
Legal fees	116,863	
Miscellaneous	1,749	
Office expense	47,342	
Outside Service	129,643	
Payroll tax expense	48,569	
Postage & Delivery	15,577	
Professional development	5,630	
Professional fees	116,810	
Regulatory expense	24,588	
Rent	59,246	
Repairs & Maintenance	9,281	
Salaries	758,019	
Taxes	44	
Telephone & Utilities	29,316	
Travel & Entertainment	240,049	
Total expenses		1,938,949
Net Income		**$ (1,832,335)**

See Accountants' Audit Report and Notes to Financial Statements.

LIGHTSTONE SECURITIES, LLC

STATEMENT OF CHANGES IN EQUITY (DEFICIT)

For the Period Ended December 31, 2005

	Equity
Balances - Beginning of year	$ 65,695
Additional paid in capital	2,109,949
Net Income	(1,832,335)
Balances - at December 31, 2005	**$ 343,309**

See Accountants' Audit Report and Notes to Financial Statements.

LIGHTSTONE SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Period Ended December 31, 2005

Cash Flows from Operating Activities:	
Net Income	$(1,832,335)
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation expense	17,275
Decrease in prepaid expenses	683
Increase in due from affiliate	(11,000)
Increase in accounts payable	7,400
Increase in loan payable	11,323
Decrease in organization costs	15,000
Net Cash Provided by Operating Activities	(1,791,654)
Cash Used by Investing Activities:	
Purchase of fixed assets	(104,516)
Net Cash Used by Investing Activities	(104,516)
Cash Flows from Financing Activities:	
Additions to capital	2,109,949
Net Cash Provided by Financing Activities	2,109,949
Net Decrease in Cash	213,779
Cash - Beginning of year	47,243
Cash - End of Period	**$ 261,022**

LIGHTSTONE SECURITIES, LLC
Notes to Financial Statements
December 31, 2005

NOTE 1: Nature of Business

Organization

LIGHTSTONE SECURITIES, LLC (The "Company") was formed in the state of New York as a limited liability company. The company is a member firm in the National Association of Securities Dealers (NASD), operates as a broker/dealer and has commenced operations in 2004. The company is licensed in all fifty States, Puerto Rico and the Virgin Islands, and specializes as a managing dealer syndicating structured securities in limited partnerships and other dealer offerings particular to Real Estate Investment Trusts (REIT).

NOTE 2: Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

b) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds (net of haircuts) and U.S. treasury obligations to be cash and cash equivalents.

<u>Concentration of Credit Risk</u>
Financial instruments that potentially subject the organization to concentrations of credit risk consist of cash accounts in financial institutions, which at certain times exceed federally insured limits. At December 31, 2005, the consolidated accounts exceeded insured limits by $ 150,821.

c) Income Taxes

The company operates as a single member limited liability company for tax purposes. All income and losses are reported by the sole member on his or her personal tax return. Therefore, all income taxes are the responsibility of the sole member.

d) Property and Equipment

Furniture, fixtures and equipment are carried at cost. Depreciation is provided by using the modified accelerated cost recovery system (MACRS) over an estimated useful life of three to ten years. The method is used for book and tax purposes and does not differ materially from Generally Accepted Accounting Principle (GAAP) depreciation methods.

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

LIGHTSTONE SECURITIES, LLC
Notes to Financial Statements
December 31, 2005

NOTE 2: Summary of Significant Accounting Policies

e) Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1 for ongoing concerns. The company's current requirement is $5,000. At December 31, 2005, the Company had a net capital of $343,309 which was $338,309 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.06 to 1.

NOTE 4: Concentration of Funds

The company does not maintain inventory of stocks, bonds or other security positions at risk.

NOTE 5: Disclosure of Statement of Financial Condition

A statement indicating that the Statement of Financial Condition of the most recent annual audit report of the broker or dealer pursuant to sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business

NOTE 6: Sarbanes-Oxley Disclosure

Pursuant to section 201 and 202 of the Sarbanes-Oxley Act, the independent accountant has not received any fee or remuneration at anytime for the audit related services, tax services or any other incidental services during the audit period ended December 31, 2005.

The firm's policies and procedures do not allow for the independent auditor to engage in any activity or service related activity outside of the independent audit.

LIGHTSTONE SECURITIES, LLC
Notes to Financial Statements
December 31, 2005

NOTE 7: Exemption Provisions

The Company has elected an exemption from Rule 15c3-3 based on section(2)(i), which states "Special Account for the Exclusive Benefit of customers" maintained.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Future lease payments on the rental of office space is as follows:

Year	Rent expense
2006	$ 60,960
2007	$ 60,960
2008	$ 60,960
2009	$ 60,960
2010	$ 60,960
2011	$ 60,960

The rent expense at December 31, 2005 was $ 59,246.

The company has a capital equipment lease for the purchase of equipment with NEC Financial Services. The monthly payment is $451.83 with twenty five payments remaining and a dollar buy back at the end of the lease term.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2005

LIGHTSTONE SECURITIES, LLC

COMPUTATION OF NET CAPITAL
Under SEC Rule 15c3-1

For the Period Ended December 31, 2005

NET CAPITAL	
Equity	$ 343,309
Deductions and/or charges Non-allowable assets:	
Total non-allowable assets	-
Tentative Net Capital	343,309
Haircuts	0
Net Capital (15c3-1)	$ 343,309
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable	7,500
Loan payable	11,323
Total indebtedness	18,823
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement	$ 5,000
Excess net capital	$ 338,309
Ratio: Aggregate indebtedness to net capital	.06 to 1

Explanation of the audited computation of Net Capital:
A reconciliation of the firms Net Capital and the subject audit computation determined no material difference. From shareholders equity non-allowable assets were subtracted leaving tentative net capital. Haircuts on securities positions was applied leaving Net Capital pursuant to 15c3-1.

See Accountants' Audit Report and Notes to Financial Statements.

The CPA. Never Underestimate The Value®

DePIETTO, BLUM & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF AICPA & NYSSCPA

516-625-9200 • FAX 516-625-1379

LONG ISLAND OFFICE
175 EAST I.U. WILLETS RD. - SUITE #1
ALBERTSON, NY 11507

WESTCHESTER OFFICE
34 SO. BROADWAY - 6TH FLOOR
WHITE PLAINS, NY 10601

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Members of
Lightstone Securities, LLC
460 Park Avenue , Floor 13
New York, NY 10022

In planning and performing our audit of the financial statements of Lightstone Securities, LLC. for the period December 31, 2005 we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by US Sterling Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal control structure that we considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and not corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Lightstone Securities, LLC. for the year ended December 31, 2005 and this report does not affect our report thereon dated February 28, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers/dealers and should not be used for any other purpose.

DePietto, Blum & Co., C.P.A., P.C.

Albertson, New York
February 28, 2006